FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	July	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Research In Motion and Visto Corporation Sign Definitive Agreement to Settle Outstanding Litigation	1

Document 1

July 16, 2009

FOR IMMEDIATE RELEASE

Research In Motion and Visto Corporation Sign Definitive Agreement to Settle Outstanding Litigation

Waterloo, ON and Redwood City, CA - Research In Motion Limited ("RIM") (Nasdaq: RIMM; TSX: RIM) and Visto Corporation ("Visto") announced today that they have entered into a definitive agreement to settle all outstanding worldwide patent litigation between the companies.

The key terms of the settlement involve RIM receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by RIM of US $ 267.5 million and the parties executing full and final releases in respect of all outstanding worldwide litigation.

The settlement is expected to be completed during the week of July 20, 2009 and is subject to certain closing conditions.

Based on preliminary analysis, RIM expects the majority of the payment to be expensed as an unusual item in the second quarter of fiscal 2010, with the remainder being classified as an intangible asset. Based on this analysis, RIM expects to report Q2 results that reflect U.S. GAAP earnings and earnings per share, as well as adjusted earnings and earnings per share, which would exclude the amount expensed as an unusual item.

Further terms and conditions of the agreement are confidential.

Research In Motion Limited is a publicly held company that trades on NASDAQ and the Toronto Stock Exchange (NASDAQ: RIMM; TSX: RIM). Visto Corporation is a privately held firm and the parent company of Good Technology.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to the anticipated timing of completion of the settlement as well as RIM’s preliminary analysis of the financial impact of the payment to Visto. The terms “expected” and “expects” are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the parties’ satisfaction of the various terms and conditions of the settlement; delays resulting from factors within or outside the parties’ control; risks inherent in matters relating to patent litigation and the settlement thereof; and possible changes to RIM’s preliminary analysis of the financial impact of the payment to Visto based on RIM’s continuing review of such matters in connection with the completion of the settlement, and the preparation and filing of RIM’s interim consolidated financial statements for the second quarter of fiscal 2010. Certain of these risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 17, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations